
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 2 7 2009

Washington, DC

SEC FILE NUMBER
8- 40024



FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __1/01/08__ AND ENDING __12/31/08__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Slavic Investment Corporation**

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

1075 Broken Sound Parkway, N.W. Suite 100

(No. and Street)

Boca Raton	**Florida**	**33487**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John Slavic   **561-241-9244**

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein, Zugman, Weinstein & Poole, LLC

(Name – *if individual, state last, first, middle name*)

4875 North Federal Highway, Fourth Floor,	**Fort Lauderdale,**	**Florida,**	**33308-4610**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __John Slavic__ _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__Slavic Investment Corporation__ _____ , as

of __December 31__ _____ , 20 __08__ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

DANELLE P. SEYMOUR
MY COMMISSION # DD 664115
EXPIRES: August 17, 2011
Bonded Thru Notary Public Underwriters

Notary Public

Signature

JOHN J SLAVIC
PRESIDENT

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
X (o) Independent auditors' report on internal Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SLAVIC INVESTMENT CORPORATION

FINANCIAL STATEMENTS

DECEMBER 31, 2008

AND INDEPENDENT AUDITORS' REPORT

SLAVIC INVESTMENT CORPORATION
TABLE OF CONTENTS
FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008
AND FOR THE YEAR THEN ENDED



**GOLDSTEIN, ZUGMAN,
WEINSTEIN & POOLE, LLC**
Certified Public Accountants and Consultants

Irving L. Goldstein. C.P.A., P.A.	Howard E. Hammer, C.P.A., P.A.
David B. Zugman, C.P.A., P.A.	George F. Horvath, C.P.A., P.A.
Frederick S. Weinstein, C.P.A., P.A.	Geraldine (Dee Dee) Rinaldi, C.P.A.
Keenan L. Poole, C.P.A., P.A.	Christopher Parsotan, C.P.A.
David B. Black, C.P.A., P.A.	Adele R. Shea, C.P.A.
Steven M. Borisman, C.P.A., P.A.	Barbara Gayle, C.P.A.

Fourth Floor
4875 North Federal Highway
Fort Lauderdale, FL 33308
Broward 954.351.9000
Palm Beach 561.393.0411
Miami-Dade 305.947.7717
Fax 954.351.9011
admin@gzwpcpa.com

February 23, 2009

INDEPENDENT AUDITORS' REPORT

Board of Directors
Slavic Investment Corporation
Boca Raton, Florida

We have audited the accompanying statement of financial condition of Slavic Investment Corporation as of December 31, 2008 and the related statements of income/(loss), changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Slavic Investment Corporation as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

GOLDSTEIN, ZUGMAN,
WEINSTEIN & POOLE, LLC

- 1 -

SLAVIC INVESTMENT CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

CURRENT ASSETS
Cash	$325,692
Cash reserved for the exclusive benefit of customers	46,833
Concessions receivable	61,752
Prepaid expenses	70

TOTAL ASSETS $434,347

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accrued expenses	$ 7,761
Payable to customers	40,188
Commissions payable	224
Total Liabilities	48,173

STOCKHOLDERS' EQUITY
Common stock, $.01 par value;	
300,000 shares authorized, 297,000 shares issued and outstanding	2,970
Additional paid-in capital	259,870
Retained earnings	123,334
Total Stockholders' Equity	386,174

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY $434,347

The accompanying notes are an integral
part of these financial statements.

SLAVIC INVESTMENT CORPORATION
STATEMENT OF INCOME/(LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUES
Concessions	$175,502	
Other income	16,812	
Total Revenues		$192,314

EXPENSES
Commissions	14,159	
Office services – Related party	145,383	
Licenses, taxes and registration fees	28,056	
Professional fees	5,000	
Dues and subscriptions	715	
Total Expenses		193,313
NET LOSS		$ (999)

The accompanying notes are an integral
part of these financial statements.

SLAVIC INVESTMENT CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
BALANCES - January 1, 2008	$3,000	$223,870	$124,333	$351,203
Purchase of Common Stock	(30)			(30)
Capital Contributions		36,000		36,000
Net Loss			(999)	(999)
BALANCES - DECEMBER 31, 2008	$2,970	$259,870	$123,334	$386,174

The accompanying notes are an integral
part of these financial statements.

SLAVIC INVESTMENT CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss $ (999)

Adjustments to reconcile net loss to
net cash used in operating activities:

Decrease in cash reserved for the exclusive benefit of customers	$223,280	
Decrease in concessions receivable	14,564	
Decrease in prepaid expenses	5	
Decrease in accounts payable and accrued expenses	(4,331)	
Decrease in payable to customers	(216,930)	
Decrease in commissions payable	(1,150)	
Total Adjustments		15,438

NET CASH PROVIDED BY OPERATING ACTIVITIES   14,439

CASH FLOWS FROM FINANCING ACTIVITIES
Capital contributions	36,000	
Purchase of common stock	(30)	

NET CASH PROVIDED BY FINANCING ACTIVITIES   35,970

NET INCREASE IN CASH   50,409

Cash - Beginning of Year   275,283

Cash - End of Year $325,692

The accompanying notes are an integral
part of these financial statements.

NOTE 1 -   NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Slavic Investment Corporation (the "Company") is a registered general securities broker/dealer. The Company's business consists of executing mutual fund transactions, life insurance annuities and cash net lease limited partnerships on an application way method for its customers. In addition, for certain customers, the Company is a fully disclosed introducing broker/dealer.

REVENUE RECOGNITION

Revenues and the related commission expense generated from customers purchasing of mutual funds, life insurance contracts and cash net lease limited partnerships are recorded on the settlement date.

ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 -   CASH RESERVED FOR THE EXCLUSIVE BENEFIT OF CUSTOMERS

Cash of $46,833 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

NOTE 3 -   RELATED PARTY TRANSACTIONS

The stockholders of the Company are also stockholders of Slavic Mutual Funds Management Corporation ("SMF"), a registered investment advisor. Substantially all concession revenues result from the purchase of mutual funds on behalf of the clients of SMF.

The stockholders of the Company are also stockholders of Slavic Integrated Administration, Inc. ("SIA"), a retirement plan administrator. The clients of SIA utilize the services of the Company to purchase mutual funds for their participants and also at times utilize the investment advisor services of SMF.

Also, the Company has an agreement with SIA to pay them for various overhead expenses including rent and general and administrative expenses, which totaled $145,383 in 2008.

NOTE 4 - NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined in such Rule. At December 31, 2008, the Company's net capital was $348,296, compared with the required minimum net capital of $250,000. Under the Rule, aggregate indebtedness may not exceed 1500% of net capital. At December 31, 2008, the Company's ratio of aggregate indebtedness amounted to 14% of net capital.

NOTE 5 - CLEARING ARRANGEMENTS

The Company acts as a broker of record for receipt and reimbursement of 12b-1 fees to the SIA 401(k) Plan platform and therefore no clearing agreement or clearing deposit is required.

NOTE 6 - CONCENTRATION OF CREDIT RISK

The Company maintains its cash balances in a financial institution in Boca Raton, Florida. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000 in each institution. At December 31, 2008, the Company had an uninsured cash balance of $122,525.

The Company maintains a cash balance of $15,331 in an account with its clearing broker. The amount is insured by the Securities Investor Protection Corporation (SIPC).

NOTE 7 - RETIREMENT PLAN

In accordance with Section 414 of the Internal Revenue Code, the Company is considered part of a controlled group for 401(k) Plan purposes. Therefore, the Company adopted the Slavic Mutual Funds Management Corporation 401(k) Savings Plan. Participants may contribute 1% to 15% of their compensation. The Company, at its discretion, may make contributions to the plan based on a percentage of the employee's salary contribution. The Company, as part of the controlled group matches 50% of the elected employee deferrals up to 6% of compensation. For the year ended December 31, 2008, the Company contributed $453 to the Plan.

NOTE 8 - INCOME TAXES

At December 31, 2008, the Company had an available net operating loss carryforward of approximately $1,974, which will expire in 2028.

SUPPLEMENTARY INFORMATION

SLAVIC INVESTMENT CORPORATION
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

NET CAPITAL

Total stockholders' equity qualified for net capital	$386,174
Allowable liabilities subordinated to claims of general creditors	0

TOTAL EQUITY CAPITAL AND ALLOWABLE
SUBORDINATED LIABILITIES 386,174

DEDUCTIONS AND/OR CHARGES
Non-allowable assets

Concessions receivable	37,808
Prepaid expenses	70
Total Non-Allowable Assets	37,878

NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION	348,296
HAIRCUTS ON SECURITIES	0
NET CAPITAL	348,296

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:

Minimum dollar net capital requirement of reporting broker or dealer	250,000
EXCESS NET CAPITAL	$ 98,296

AGGREGATE INDEBTEDNESS:

Accounts payable	$47,949
Commissions payable	224
Total Aggregate Indebtedness	$48,173

RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.14 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED
IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2008)

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$343,296
Audit adjustments	5,000
NET CAPITAL PER ABOVE	$348,296

The Company had no liability subordinated to claims of general creditors as of January 1, 2008. In addition, there were none in existence during the year ended December 31, 2008 and, accordingly, there are no changes to report.

SLAVIC INVESTMENT CORPORATION
SCHEDULE III
STATEMENT PURSUANT TO INFORMATION RELATING TO THE
POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

During the year, the Company did not hold customer securities. The funds are held in a reserve bank account for the exclusive benefit of customers. The Company reimburses 12b-1 fees to customers.

SLAVIC INVESTMENT CORPORATION
SCHEDULE IV
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

CREDIT BALANCES
    Payable to customers – 12b-1 fee reimbursements $40,188

DEBIT BALANCES   0

RESERVE COMPUTATION
    Excess of total credits over total debits $40,188

Computation permitted on a monthly basis, 105% of
    excess of total credits over total debits $42,197

Amount held on deposit in reserve bank account for
    the exclusive benefit of customers $46,833

GOLDSTEIN, ZUGMAN, WEINSTEIN & POOLE, LLC
Certified Public Accountants and Consultants

Irving L. Goldstein. C.P.A., P.A.
David B. Zugman, C.P.A., P.A.
Frederick S. Weinstein, C.P.A., P.A.
Keenan L. Poole, C.P.A., P.A.
David B. Black, C.P.A., P.A.
Steven M. Borisman, C.P.A., P.A.

Howard E. Hammer, C.P.A., P.A.
George F. Horvath, C.P.A., P.A.
Geraldine (Dee Dee) Rinaldi, C.P.A.
Christopher Parsotan, C.P.A.
Adele R. Shea, C.P.A.
Barbara Gayle, C.P.A.

Fourth Floor
4875 North Federal Highway
Fort Lauderdale, FL 33308
Broward 954.351.9000
Palm Beach 561.393.0411
Miami-Dade 305.947.7717
Fax 954.351.9011
admin@gzwpcpa.com

February 23, 2009

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5(g)(1)

Board of Directors
Slavic Investment Corporation
Boca Raton, Florida

In planning and performing our audit of the financial statements of Slavic Investment Corporation (the "Company"), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

- 12 -

300 South Pine Island Road, Suite 300 • Plantation, Florida 33324 • Broward: 954.845.1175 • Miami-Dade 305.944.0172 • Palm Beach: 561.392.2595 • Fax: 954.845.1185
401 Camino Gardens Blvd • Boca Raton, FL 33432 • 561.368.9272 • Fax 561.392.1521 • www.gzwpcpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

GOLDSTEIN, ZUGMAN,
WEINSTEIN & POOLE, LLC

GOLDSTEIN, ZUGMAN,
WEINSTEIN & POOLE, LLC
Certified Public Accountants and Consultants